UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Liberty Global plc
(Name of Issuer)

LiLAC Class A Ordinary Shares
(Title of Class of Securities)

G5480U138
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5480U138	SCHEDULE 13G/A	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,204,343
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,204,343
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,343
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12		TYPE OF REPORTING PERSON IA

CUSIP No. G5480U138	SCHEDULE 13G/A	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,204,343
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,204,343
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,343
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. G5480U138	SCHEDULE 13G/A	Page 4 of 7 Pages

Item 1.	(a) Name of Issuer:

Liberty Global plc

(b) Address of Issuer’s Principal Executive Offices:

Griffin House, 161 Hammersmith Rd

London, United Kingdom W6 8BS

Item 2.	(a) Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed by the following persons (the “Reporting Persons”):

New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company, which serves as investment adviser to certain private funds and investment entities. New Mountain Capital Group, L.L.C., a Delaware limited liability company, is the managing member of New Mountain Vantage Advisers, L.L.C.

Steven B. Klinsky is the managing member of New Mountain Capital Group, L.L.C., and the Chief Executive Officer of New Mountain Vantage Advisers, L.L.C.

(b) Address of Principal Business Office, or, if none, Residence:

787 Seventh Avenue, 49th Floor

New York, NY 10019

(c) Citizenship:

The citizenship of each Reporting Person is set out in Item 4 of its cover page.

(d) Title of Class of Securities:

LiLAC Class A Ordinary Shares

(e) CUSIP No.:

G5480U138

CUSIP No. G5480U138	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G5480U138	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,204,343

(b) Percent of class: 4.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,204,343

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,204,343

As of December 31, 2016, the date of the event which required the filing of this Schedule 13G, certain fund accounts (collectively, the “Funds”) advised by the Reporting Persons, held an aggregate of 2,204,343 LiLAC Class A Ordinary Shares (the “LiLAC Class A Shares”) representing beneficial interests in Liberty Global plc (the “Company”). The Reporting Persons share the power to vote and the power to direct the disposition of the LiLAC Class A Shares held by the Funds. Based on the Company’s latest quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 3, 2016, as of October 27, 2016, there were 51,037,232 LiLAC Class A Shares issued and outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5480U138	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Douglas Chiciak
	Name:	Douglas Chiciak
	Title:	Authorized Signatory

Steven B. Klinsky

By:	/s/ Steven B. Klinsky
Steven B. Klinsky